

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2006

Via Mail and Fax

Albert J. Neupaver
President and Chief Executive Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

> **RE:** **Westinghouse Air Brake Technologies Corporation**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended March 31, 2006**
> **File Number: 033-90866**

Dear Mr. Neupaver:

We have reviewed your correspondence dated June 13, 2006 and the above referenced filings, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 50
Note 18. Commitments and Contingencies, page 69

1. We note your response to our prior comment number 5. Please tell us and disclose the basis for your belief that asbestos related losses are not likely to be material. Alternatively, given the uncertainty in determining the amount of the associated liability, disclose, if true, that it is reasonably possible that such losses could be material.

Form 10-Q: For the Period Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements, page 6
Stock-Based Compensation, page 6
Stock-Based Plans, page 7

2. In your next Form 10-Q, please disclose the basis for determining the expected term and expected volatility assumptions. Refer to paragraphs 64 and A240(e)(2)(a) and (b) of FAS 123R, and Section D and Question 1 of Section H of SAB Topic 14 for further guidance. Provide us with a copy of your intended disclosure.

Management's Discussion and Analysis …, page 22
Critical Accounting Policies, page 29

3. It appears from your disclosures that stock based compensation expense to be recognized in 2006 and forward will be significantly greater than actual or pro forma amounts recognized in prior periods. Accordingly, in your next Form 10-Q, please disclose in detail the reasons for the increase, including the effect of newly adopted plans, change in utilization and/or issuances of instruments under previously outstanding plans and/or modifications to previously outstanding plans that may have contributed to the increase. Further, include in your disclosure a detailed discussion of the assumptions used in computing stock based compensation, the basis for the assumptions elected and how they were determined, the factors that are subject to variation that may significantly affect the amount of compensation recognized and how and why such factors may vary, along with any other disclosure applicable to your circumstances that will assist investors in understanding the impact of your stock based compensation in future periods. Refer to the last paragraph of Question 5 in Section D.1 and the additional guidance indicated therein, and Section M of SAB Topic 14. Provide us with a copy of your intended disclosure.

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You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Mr. Alvaro Garcia-Tunon, Senior Vice President, Chief Financial Officer and
Secretary